        April 10, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Christian Windsor and Kathryn McHale

Re:	TechTarget, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed March 20, 2007 File No. 333-140503

Dear Ladies and Gentlemen:

        This letter is being furnished on behalf of TechTarget, Inc. (the "Company") in response to comments in the letter dated April 2, 2007 (the "Letter") from Christian Windsor of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Greg Strakosch, Chief Executive Officer of the Company, with respect to the Company's Amendment No. 1 to the Registration Statement on Form S-1 (the "Registration Statement") that was filed with the Commission on March 20, 2007. Amendment No. 2 to the Registration Statement ("Amendment No. 2"), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on April 10, 2007. For your convenience, we will supplementally provide the Staff via overnight courier two (2) copies of Amendment No. 2, which has been marked to show the changes to the Registration Statement.

        The responses set forth below have been organized in the same manner in which the Commission's comments were organized, and all page references in the Company's response are to Amendment No. 2 as marked. Copies of this letter are being sent under separate cover to Kathryn McHale of the Commission.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

General

1.
Please make sure that all outstanding exhibits are filed with your next amendment.

  RESPONSE:    The Company advises the Staff that the following outstanding exhibits have been filed with Amendment No. 2:

  Ex. 1.1—Form of Underwriting Agreement
  Ex. 4.1—Specimen Stock Certificate
  Ex. 23.4—Consent of MFA Risk Services, LLC

  Additionally, please note that the following exhibits are scheduled to be approved at the Company's upcoming Compensation Committee meeting on Friday, April 13, 2007, and will be filed with the Company's next filing:

  Ex. 10.3—2007 Stock Option and Incentive Plan
  Ex. 10.4—Form of Incentive Stock Option Agreement under the 2007 Stock Option and Incentive Plan
  Ex. 10.5—Form of Non-Qualified Stock Option Agreement under the 2007 Stock Option and Incentive Plan
  Ex. 10.6—Form of Restricted Stock Agreement under the 2007 Stock Option and Incentive Plan
  Ex. 10.17—Employment Agreement between the Registrant and Greg Strakosch
  Ex. 10.18—Employment Agreement between the Registrant and Don Hawk

  Ex. 10.19—Employment Agreement between the Registrant and Eric Sockol
  Ex. 10.20—Employment Agreement between the Registrant and Kevin Beam
  Ex. 10.21—Employment Agreement between the Registrant and Rick Olin

  All remaining exhibits will be subsequently filed.

Consolidated Balance Sheet Data, page 8

2.
We note your response to our former comment 11; however, the footnoted text appears in the first table, whereas the footnotes actually follow the second table. Please revise to make this more accessible to investors. In addition, you have footnoted a footnote (see footnote 5) which makes this section even more confusing. Please keep in mind that the summary should be brief and should not contain all of the detailed information in the prospectus (see Item 503 of Regulation S-K) when revising this section.

  RESPONSE:    The Company advises the Staff that it has revised the Registration Statement to make the footnotes and the summary more accessible to investors, and has also addressed the comment regarding the footnote within a footnote. We have also reviewed the summary and believe that it represents an appropriate condensation of the more detailed information set forth elsewhere in the prospectus.

Use of Proceeds, page 25

3.
We note your response to our former comment 13; however, listing potential uses of proceeds does not assume priority. In order to comply with Item 504 of Regulation S-K, you must either provide the approximate amount intended for each purpose or "indicate the order of priority of such purposes and discuss the registrant's plans if substantially less than the maximum, proceeds are obtained."

  RESPONSE:    The Company advises the Staff that it has revised the Registration Statement to more clearly indicate (i) the order of priority of such purposes and (ii) the Company's plans if substantially less than the maximum proceeds are obtained.

Application of Critical Accounting Policies and Use of Estimates, page 36

4.
We note your revised disclosure in response to comment 16 of our letter dated March 7, 2007. You disclose that you defer revenue in an amount equal to the value of the estimated inventory that will be required to fulfill the guaranteed number of qualified sales leads. Please revise to disclose the following:

•
how your refund policies are applied if a specified minimum lead is not reached during the extension period, for example, clarify whether all amounts charged to the customer are refunded or a pro rata amount based on amount of leads actually obtained;

•
clearly explain what the "value of the estimated inventory" represents;

•
how the value of estimated inventory is determined; and

•
explain how the value of estimated inventory is the appropriate measurement for the amount of revenue to be deferred, including the specific accounting literature upon which you relied.

  RESPONSE:    The Company advises the Staff that it has revised the Registration Statement to disclose the requested information. Please note that we have changed our previous reference from "estimated inventory" to "additional media offerings," which provides a better context to what is being provided by us under these guarantee contracts. As of December 31, 2006 we have a deferred revenue balance of $75,000 which accounts for lead guarantee contracts for which we have extended services into 2007.

TechTarget Consolidated Financial Statements

Note 7—Bank Term Loan Payable, page F-24

5.
We note your supplemental response to comment 29 of our letter dated March 7, 2007. In your Exhibits E-1 and E-2 you state that the term loan bears interest at either the prime rate less 1.00% or at LIBOR plus 1.50%. Please tell us if your election for the index upon which interest is payable on the term loan was only available at the time you entered into the term loan agreement.

  RESPONSE:    The Company advises the Staff that pursuant to the terms of the Credit Facility Agreement with Citizens Bank, the Company can change its election for the index upon which interest is payable throughout the duration of the term loan. However, if the Company enters into an interest rate swap agreement, the Company cannot change its election for the index upon which interest is payable for the duration of the interest swap agreement. The notional amounts and duration of the interest rate swap agreement perfectly match the term loan.

Note 11—Stockholders' Equity (Deficit), page F-29

6.
We note that you refer to the use of a valuation specialist to assist management in preparing retrospective valuation reports of the fair value of your common stock for accounting purposes as of July 31, 2006, September 30, 2006, and October 27, 2006. Please note that when reference to an independent appraisal or valuation is included in a 1933 Act filing, you should also disclose the name of the expert and include the expert's consent as an exhibit in your filing. Please refer to Rule 436(b) of Regulation C and revise your filing accordingly.

  RESPONSE:    The Company advises the Staff that it has revised the Registration Statement to include the name of MFA Risk Services, LLC as the valuation expert engaged by the Company ("MFA"), and MFA's consent has been attached as Exhibit 23.4 to the Registration Statement.

        In addition to the foregoing, the Company advises the Staff that the Company has entered into a non-binding letter of intent with regard to an acquisition. See "Summary—Recent Development" in Amendment No. 2. In accordance with Rule 3-05 of Regulation S-X and Rule I-02(w), the Company has determined that even if this acquisition should become probable, no financial statements would be required in the Registration Statement.

        If you require additional information, please telephone John J. Egan III at (617) 570-1514 or the undersigned at (617) 570-1306.

Sincerely,
/s/ Suzanne D. Lecaroz
Suzanne D. Lecaroz
cc:	Greg Strakosch Rick Olin, Esq. John J. Egan, III, Esq.